Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spark I Acquisition Corporation (File No. 001-41825)

The following is a transcript of a moderated virtual fireside chat hosted by Jefferies’ Julien Dumoulin-Smith featuring representatives of ZincFive, Inc. (“ZincFive”) held on July 16, 2026 in connection with the proposed business combination between ZincFive and Spark I Acquisition Corporation:

ZincFive Virtual Fireside Chat Hosted by Jefferies

Webcast Script

July 15, 2026

Julien Dumoulin-Smith, Jefferies

Hey, good morning, everyone. Thanks for taking — Nice to see you guys, and thanks for taking the time to talk with us here. Obviously there's a lot of excitement in the space — you guys probably saw your adjacent peer, I don't know how much you guys want to affiliate with this, but they pre-reported a nice backlog here today, so this is a nice backdrop here to talk about non-lithium batteries, and related topics.

Let's get right into it. We've got a good crew on the line. If you've got questions, comments, reactions, ping me here on email and chat — I'll make sure to filter that into the dialogue. But Tod, Tim, you guys want to take a quick second to introduce what you guys are doing at ZincFive? I think people hear "zinc," they hear "non-lithium," and think, okay, so how does the company differentiate itself? You guys have a niche answer on that. I'll turn the mic over to you guys here to introduce yourselves quickly, and also where the company's background is and how you guys think about approaching it slightly differently.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

All right, I'll get going here. Thanks for having us, by the way, Julien. Nice opportunity here. Obviously, I'm Tim Hysell. I'm the co-founder of ZincFive, and up until September of last year, prior to deciding to pursue the public market, I was the CEO for the company, and then we moved Tod in, who was my COO at the time, and had been for the last 10 years, and so Tod's now our COO, and you'll get to hear from him in a second. But maybe just real quickly, how the journey started, Julien — is that okay, just to jump in and give the intros and background in brief, how we got here?

Julien Dumoulin-Smith, Jefferies

Yeah, please, by all means.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

So as Julien said, we are not a lithium manufacturer of batteries. We manufacture a battery type called nickel-zinc, and it's quite different from lithium, and it does things differently as well in terms of performance. But what we do is we take our nickel-zinc batteries, and we build them into products. And the products that we're having an amazing amount of success with right now is in the data center space, and in the future it'll be for artificial intelligence as well. But real quickly, for those that aren't familiar with nickel-zinc batteries, they are designed to discharge incredibly fast. They're not meant to discharge over longer duration periods. So what does that mean? Well, in data centers, for example, we back up the data centers when utility power goes out, and we need to do that in milliseconds. We have to cut over so the servers aren't disrupted, but guess what — we only do that for three to five minutes, and that's just to give the data centers time for the on-site generators to power up, and then they take over. And then when utility power is restored, we come off and recharge, for example. But some of the exciting things that we're doing as well is in the area of artificial intelligence — some of you might know that when artificial intelligence is computing, there's a massive amount of power surges every second for 50 milliseconds. There's solutions all around the world that are trying to solve this because, frankly, our grid can't handle that. So that's something else that we do, and we're excited about the future of that.

So we're having great commercial success. By the way, there's nobody in the world that owns an IP portfolio around nickel-zinc batteries even close to ZincFive, and that's because we not only have patents around the manufacturing of the batteries, which we do, as I said, and one of the exciting things that we're doing with the public IPO is that we'll be establishing manufacturing here in the U.S. for our batteries. So we're excited about that. But the IP portfolio is incredibly strong — it gives us the ability to take the batteries and turn them into products, and that's really where my company came into play, because when I first met Tod, he was the CEO of PowerGenix, which was a battery company. My company was the first company in the world to ever take a nickel-zinc battery and turn it into a full-scale product. Ironically, that first product that we ever created was backing up stoplights, which people might think is kind of interesting.

What happens when utility power goes out at a stoplight? They get incredibly dangerous because they go black — dark, it's also called. People think that they go flashing red — well, they don't do that if you don't have battery backup. So the only real chemistry being used at that time for battery backup for stoplights was lead-acid batteries. Lithium wasn't allowed because of the safety concerns around the batteries at the intersection. So anyway, we built and designed and deployed that — the first one in 2012, Julien. So we're not a startup, we've been at this for a while, and then we entered into the data center space about four or five years ago, and what's exciting to report to the listeners is that we've now deployed and/or have under contract two gigawatts — actually, frankly, over two gigawatts — of our products across the U.S. and Europe. So we're excited about that.

So let me just talk briefly about the commercial success that we're having in the data center space. As I said, we're used for battery backup, but there's also something quite unique about the nickel-zinc batteries — they have incredibly high power in terms of power density, as I said earlier. But that allows it to be an amazing starting battery. So something else that we've deployed into the data center space is these large generators, as I mentioned earlier, that back up the data centers. Our batteries are now being used to crank and start those large generators. We're having wonderful success with that now, because the cranking capacity of our batteries is really impressive. But let me talk a little bit about some of the characteristics of the nickel-zinc batteries that make it so special for things like data centers. As I said, high power density — so what does that mean to a listener who's maybe not familiar with that term? That means, as I said earlier, we can discharge incredibly fast. Well, when you're asked to discharge in very short durations, as in data centers, that allows our footprint — in terms of the amount of space that's required for our technology compared to lithium or compared to lead-acid, our competitors — to be much smaller. So we're notably smaller in size, delivering the same amount of power. That's very important. But there's also some other characteristics of our chemistry, and that is they have no risk of fire, thermal runaway, or explosion, which for those listeners is very important in a data center application. So those are some of the reasons that we're being adopted so quickly in the data center space. And these are the things that are very hard — these short duration discharges are the things that are incredibly hard for other types of chemistries like lead-acid and lithium, because of the safety side of things and also space. So some of the other areas we're being used in the data center space — not just battery backup for the IT loads, not just for the generator starting batteries, but we're also being used for liquid cooling backup. For those that know data centers, with the advent of AI, they have to cool the chips, the GPUs, and in doing so they have this liquid cooling — well, those have motors, so those have to be backed up as well. So we're also deploying our product across the data center space with that as well. Julien, is Tod on, or should I keep going?

Julien Dumoulin-Smith, Jefferies

Tod, you can hear us, right?

Tod Higinbotham, CEO, ZincFive

I can. Can you hear me?

Julien Dumoulin-Smith, Jefferies

We can. Hear you loud and clear now.

Tod Higinbotham, CEO, ZincFive

Thanks, everyone, sorry for the technical difficulties. I'm Tod Higinbotham, CEO of ZincFive. So to not break the story too much, just a quick background on how I ended up here. I spent about 25 years in advanced materials, particularly high-purity materials for solar and semiconductor, both for private and public companies. I grew a company called Advanced Silicon Materials for high-purity silicon, which we sold to REC Solar years ago, and that became their solar materials division. And then I worked for a company called ATMI, and we were the inventor of many of the roadmap materials for the semiconductor industry. So we supplied TSMC and Intel and others their advanced materials to move their roadmap, and we grew that company as a Nasdaq-traded company, and we sold it in 2014 to a company called Entegris, and that's become a very successful company since then. I got pulled into batteries, or introduced to batteries, through, as Tim said, PowerGenix — one of our former ATMI employees is an investor there, and they had made a breakthrough in nickel-zinc technology, which had this problem with dendritic growth, and no one had been able to break through. And they did that — developed an IP portfolio, about 150 patents at that time — and were trying to commercialize it, and I came in as the CEO to help them commercialize that portfolio. And soon after, I met Tim — he said that his company had been the first one to find nickel-zinc and turn it into a UPS. So, as they say, the rest is history. We formed ZincFive in 2016, knowing that we had to have both the chemistry IP as well as the power electronics surrounding that, which Tim's company had done, and we pivoted into data centers, and here we are.

Julien Dumoulin-Smith, Jefferies

Awesome, and here we are. With that said, why don't we talk in brief here, if you don't mind, about — how does it really differ from EOS? I mean, I'm not deaf to what you said a second ago, but you've got to ask the question, right? Because people compare non-lithium all the time. Go for it — because I think, and maybe this is a backhanded way to ask about the various use cases and duration cases for your product.

Tod Higinbotham, CEO, ZincFive

Yeah, I think that we approach the world as sort of duration and power. So when we came in — great point, Julien — in trying to raise money, everyone always compared us to lithium: what can you do versus lithium, lithium's too big, there's too much money, you'll never survive. And we tried to explain to people that we're on this continuum of duration — we're on the very short end. We always say "power," which means less than one hour — megawatts versus megawatt-hours — and the rate at which we can charge and discharge is very high. So the shorter the duration, the better our economic advantage gets; the longer the duration, it goes the other way. EOS is a good example — their battery is really designed for large format, longer duration, four hours and greater for sure, and so they're on that end of the battery energy storage world, and we're not. We basically move more toward — sometimes we call ourselves a "super cap with energy" — we can do these very short bursts of energy, and then data center UPS, which is our core market, that's a one-to-five-minute market. So right now, our longest duration applications are actually minutes, and as Tim said, we go down to seconds and even milliseconds for pulsing, and that's where we're strong because of our rate of discharge. We need less battery to hit that peak power, so it's a different measurement of success economically — it's watts and megawatts, not megawatt-hours.

Julien Dumoulin-Smith, Jefferies

Awesome. And then you want to talk about the use cases — like where are you being deployed? Talk about data centers respectively — how do you think about what you've been used for, past tense, etc.? Again, it's a different product — it's important to get that across here.

Tod Higinbotham, CEO, ZincFive

Yeah, absolutely, and I'll start just more chronologically. Our first use case was backup power for traffic lights, and the reason I bring that one up is it's the one anomaly we have where that's a four-to-eight-hour application. However, it's ultra safe — in other words, these are deployed at street corners and intersections in busy places with lots of people. You do not need a secondary source of flame — you already have all kinds of cars driving around with fuel. So the Department of Transportation does not want lithium at those corners. So we got that one by exception — because four to eight hours would be a really good lithium application, and they'd be way smaller and cheaper than us, but safety excludes them. So we do have this niche where, if safety is ultra critical — like military — we can't compete on duration, but other than that, what we're being deployed for is data center backup. So we back up the data center when grid power goes out, and it's huge amounts of power for very short periods until the diesel generators can start up and back up the data center. So we're in transition power, and that allows the data center to never blip and have the internet reset like our computers at home. So we're on the bus, and we'll discharge anywhere from a second to five minutes — that's the industry standard — and we're being deployed broadly for that application. Secondarily, they started using backup power for liquid cooling. Liquid cooling is coming into data centers because the power increases, and those liquid cooling loops need their own backup — because if they shut down for even seconds, it'll burn everything up as the power goes out. Third, we actually have a starter battery package we sell to our partner SENS. If you think about duration of batteries, this is about a five-to-six-second application to crank up a big generator to start for backup, and SENS has developed this generator package — that's one of their core markets, diesel generators. They've taken our batteries, and that's grown into quite a large business. So we're actually starting up generators in data centers and others — these are sort of megawatt-class generators. And then finally, the advent of AI has created the need for managing these transient loads from the GPUs, or "pulsing," you'd call it — I think a lot of people call it "dynamic loads" or "transient power." Basically, GPUs have this erratic nature — they consume power, and there are different strategies for how to buffer that. We introduced a product called the BC2-AI — it's our UPS system plus AI pulsing — introduced that in Q4 of 2025 and started selling that. So what happens is, if these transient loads happen, the battery helps buffer those. And looking forward, that particular application is going to get even more challenging with the next two or three generations of Nvidia or other GPU chips, because the power is going up, and the industry is also moving to 800-volt buses. So we are designing a new set of products specifically for pulsing and 800-volt to meet that roadmap in the future.

Julien Dumoulin-Smith, Jefferies

Yep, absolutely. So maybe you want to talk about what kind of deployment adoption you have thus far? I mean, because I think that's the other side of this — you talk about a great use case, in theory, but this isn't waiting for some long-duration market to materialize — you've got this available today. And then also, let's talk about a super capacitor or something like that — which, in theory, is adjacent to your product as a product suite, I would think — do you want to talk about how this compares and contrasts versus that electrical equipment, maybe as an alternative?

Tod Higinbotham, CEO, ZincFive

Yeah, absolutely. So first of all, we've publicly announced that we've actually deployed or have under contract two gigawatts. So in the four or five years we've been selling, we've been able to accumulate and distribute two gigawatts of product to the industry — that's in North America and Europe. So as Tim mentioned, we're not a startup — we actually have just over two gigawatts of annual capacity to build. And then, as Tim mentioned, we're expanding in the U.S., and we'll add our first gigawatt of capacity into the U.S. — we're already underway, and into next year we'll start making batteries. So we'll be about three gigawatts of capacity, and about — like I said — today, about two gigawatts deployed and growing. So very successful deployment, and it's really driven by both the economics and other factors, like safety and sustainability, that make it attractive. And your question about supercapacitors — when you look at this transient power issue that I brought up with GPUs, supercapacitors are being used more and more in the data center to deal with that issue, and we would call them a direct competitor for our pulsing product. Because our battery was really — our systems were designed more for one-to-five-minute backups — we're designing these very short duration systems that can compete with supercapacitors. So we think of this transient power — the shortest duration is being handled by electrolytic capacitors, sort of 10 milliseconds, those are already deployed into people's systems — and then supercapacitors are being added for a little bit longer duration, maybe 50 milliseconds up to a couple of seconds. But you really still need longer duration than that — so there's just this continuum between five minutes and 10 milliseconds where we're designing our system to specifically handle, and we think we have a unique capability to handle that full spectrum. Julien, we always like to let listeners know, too — if they've ever heard from battery companies, a lot of battery companies will talk about all the things that they're going to do, and then pretty soon someone will ask, "Well, are those batteries ready today? Or do you have to go build a new battery to do that?" And the answer I'll give you is no — we're talking about our batteries being ready today for everything that we're talking about; it's just building the systems around it.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, and it's sort of the legacy of the company, right? You could take a chemistry and a battery, you have to be able to scale that up, manufacture it, and you also have to be able to turn it into a system, turn it into a solution. So that was our — from our very beginning in 2016, it was, how do we take these batteries and build the operating system around it, and combine it with things like high-power electronics? That integration is very tricky. We also work with partners on that, because our strength isn't high-power electronics, but integrating with the battery is. So that's really the hot area right now for us — working with others to bring these new systems for the next few generations to market.

Julien Dumoulin-Smith, Jefferies

And what is the efficiency of the product? I mean, as much as that might not matter as much because you're used very squarely for a niche solution because of the power attributes — but you tell me.

Tod Higinbotham, CEO, ZincFive

Yeah, that's right. It's sort of a different efficiency factor, but people think of batteries like round-trip efficiency — 98, 99% — that's where we fall, we're very highly efficient. One of the things about power that is really important is it keeps — so basically any resistance in the battery — nickel-zinc chemistry really has the lowest impedance, and that's the foundation within your chemistry. So if you're going to try to charge it really fast and discharge it, that's where you're going to get the resistance and the heat and the battery breakdown. So we think of it more as very low impedance, very fast response. And then a lot of batteries, or even supercaps, will claim how long they can discharge — they'll claim very high discharge rates, but for very short periods. The trick in UPS is sort of five minutes — you're discharging at this very high rate for quite a period, and the entire time the temperature is going up, and then your team determines what rate of increase that is. So we have a very low climb in temperature, which is what makes us a safe and effective solution.

Julien Dumoulin-Smith, Jefferies

Yeah, I mean, what is the technical challenge, if you were to describe what you haven't focused on?

Tod Higinbotham, CEO, ZincFive

Yeah, it's similar to other batteries — in UPS, life cycle isn't a major category, because when these data centers are built, they generally put them where power is very reliable, so we're not discharging that many times. So cycle life is typically something like less than 500 cycles, even less than 200, is okay for data center backup, and that includes all the small and larger outages they would have. But in things like AI pulsing, we're targeting more like 30 million pulse cycles — it's a very different technical challenge. So we're looking at how to do that and how to manage the battery in that aggressive environment. We really just make two form factors of cells — we make a prismatic, which goes into our batteries that look more like a car battery and go into our data center cabinets, we call that our large format — and then we make a cylindrical cell, and much like lithium cells, you've seen them package these into larger formats — building blocks, modules. That's one of our big technical challenges right now, because we really think the cylindrical cell will be a really nice growth platform in these high-voltage applications, where you can have them modularized, much like lithium has done — so we're sort of following, or swimming in their wake, as far as how to build a system with small cells, and there are a lot of service providers out there for that. So ours is really more about building it into the system. On the power density side, we have the highest power density, but we're being chased, as anybody would be, by any competitor. So we're going to keep moving the power density up, and we do that through battery design — same chemistry, but again, you're trying to deal with temperature and how to get those electrons in and out of the actual battery. So connectivity and design are really important — so next generation, we'll see some changes with our battery related to that. The fundamental chemistry has the power potential, we don't really have to change it, we just need to figure out how to get it in and out.

Julien Dumoulin-Smith, Jefferies

And so maybe to come back to the growth side of this equation — how do you think about the prospects from here on out for building up the business? Like, how do you think about effectively building out more manufacturing and expanding what you guys are doing?

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, it's a great question, because the way we think about it is — we've put out some public information — we're sort of crossing over into that $100 million range, which is always a magic number for companies, for one reason or another. For us, the two gigawatts, and not just crossing over $100 million in revenue, is really a test of whether the technology has been tested and adopted — and we think the answer is yes. We have many, many data centers deployed, and it's working. But to scale up in this industry, you're dealing with very large companies — data centers are getting bigger and bigger, there's more consolidation going on. So the companies you're selling to look at what your balance sheet looks like, and what your supply chain looks like — and in supply chain, it's both redundancy as well as quality and things like that. So this next stretch of time for us, a couple of years, is really going to be about becoming that trusted supplier, and so the IPO is very important in that — we need a stronger balance sheet. Large companies putting billions of dollars into data centers need to be able to count on us — we offer five-to-ten-year warranties, we have to be around in five to ten years. So it really becomes a lot more about the company than the technology now for us. And so executing those expansion plans and getting our capital structure right — all those types of things are becoming very critical for the next layer of growth.

Julien Dumoulin-Smith, Jefferies

I totally hear you. And then, let me just come back to — where are you guys going from here, just in terms of manufacturing capacity, or how you think of it? Like, how do you think about scaling the business — have you put out anything on that? Just how you think about where you were, where you're going, in more quantitative terms, or even in terms of lines of capacity, or however you want to talk about it.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, absolutely. So if you go back historically — at PowerGenix, we were already fundamentally operating in China — we'd always had a wholly owned foreign entity to scale up our battery there. The technology was all developed in the United States, in the late '90s and early 2000s. So we started off, like most battery companies, making smaller-scale batteries in Shenzhen, China, and then over the last 10 years we scaled up three different facilities — facility one, two, three, ever larger. Facility one took us up — supported the traffic business, still several hundred thousand cells, not huge capacity. And then when we got into data centers, we built our first high-volume facility, and that was about a gigawatt of annual capacity, scaled up over the last three or four years. And then the last two years we added another facility in China that doubled our capacity into that two-to-two-and-a-quarter-gigawatt range, and that's under ramp-up right now for this year. We'd quote that as about $200 million of annual revenue capacity. As I said, we're sort of crossing over to $100 million, so we have enough capacity for our growth — it's doubling over the next year or so. And then, underway, is our plant in the United States — we're starting to site that and get the equipment ready for that to ramp up next year, and that would be another, relatively, gigawatt — another $150 million of capacity that will start ramping up later next year. So that's our short-term growth plan. But going back to my comment about larger customers and capital structure — we're chasing something like an eight-to-ten-billion-dollar market here in the data center space. So $100, $200, $300 million is really a very small share, and that was sort of my point — if you want to capture more of that share quicker, you have to have the capital structure to grow. But the most important thing for us is, again, with the IPO and the U.S. manufacturing, those are going to really change our profile with customers. U.S. manufacturing adds redundancy, which greatly reduces our risk. A lot of people — investors and others — will always be talking about concerns with China, and it doesn't matter what industry you're in — geopolitical tension, shipping, just normal risks. We do have two facilities there, but they're all coming from the same supply chain, so that's a higher risk. When we build out our U.S. facility, it'll greatly diminish that, and then we expect over the years to continue that. Our capex-to-revenue, our capital intensity, is very low — we use sort of old-school equipment, a nickel-metal-hydride-type approach, so we're not using the more high-tech equipment that lithium does — it's not required for our battery. We think we'll definitely start up a European facility over the next few years as well. And one of the things about sustainability in batteries is, the closer to the point of use you can manufacture, the more sustainable it is — shipping costs and weight and things like that cause a lot of the global footprint. So we think that having global facilities will be the right move for the company.

Julien Dumoulin-Smith, Jefferies

Awesome. Well, look — here's what I'd say — if I can pivot back to the ASP implied here a second ago, I think you said it was $100 million for —

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

If you want to talk a little bit about ASP — people use different metrics in the energy space, but in the power space, to back up a data center, we sell our — per megawatt, we sell our solution for somewhere between $100,000 and $150,000 per megawatt. So, said differently, that's $100 to $150 per kilowatt-hour.

Julien Dumoulin-Smith, Jefferies

Is that the right way to say it, or is it per hour, because it's so short-term?

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, it is sort of the way you'd say it, but because it's short-term, you're just looking for the cost — you might look at the cost per minute of backup. And if you think of, say, a 100-megawatt data center — just as an example — we'd say our total market for that would be something like $15 million. So when you think $15 million they're paying — it ends up being about $15,000 per megawatt per year for backup — and it's an insurance policy, it's about 1% of the capital of the data center. So backup power is one to two percent of the total cost of the data center, and that's their insurance policy, because they promise 24/7, 100 percent reliability all the time, which is what we expect from the internet — so one to two percent is what you pay for insurance to make sure that happens.

Julien Dumoulin-Smith, Jefferies

Yeah, and then just to clarify — what is the duration of that battery, if you were to quote that, for that $15 million per 100 megawatts, or whatever it is?

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, so generically — we warranty our battery for 10 years.

Julien Dumoulin-Smith, Jefferies

Okay.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Yeah, so basically, it's similar to lithium — lithium and nickel-zinc have a similar duration, and lead-acid is shorter, they have more changeouts over the life of the period.

Julien Dumoulin-Smith, Jefferies

Yeah, and the battery that you're selling — at that 100-megawatt scale — what kind of dispatch duration? I mean, that's really designed to be turning on and off — that's not really designed for any kind of meaningful duration to speak of, right? Generally speaking, it's not really a relevant way to frame it.

Tod Higinbotham, CEO, ZincFive

Yeah, the way to think about it — especially people's common way of thinking about battery energy storage, or even an automotive EV battery — these batteries are sitting at 100% state of charge continuously for months on end, right? They're just being topped off. They're just waiting for an emergency. So a lot of batteries don't like being kept at 100% state of charge all the time — you'd think, wouldn't that be an easy thing? Well, for some chemistries, yes, but for others it's terrible — they need to be cycled all the time. These batteries are just going to sit there, and then periodically — it can be once a month — they'll have short discharges. It's sort of like we all experience at our house — the lights blink and your computer resets, right? Well, the internet can't do that. So they have those regular small disruptions, and then, say, one major disruption a year — a full discharge, one or two full discharges a year. So when you think about what's stressful on the battery, it's staying at 100% charge and then having these periodic, very sharp discharges — sort of a shock, call it, for the battery — and then having to discharge for say five minutes at very high rates as the temperature is going up. Temperature is harmful to all batteries, so if you're in a very hot environment, or your battery's running hot, it's going to have a shorter life. So those are the stresses on the data center UPS batteries. It's odd — when you add up 10 years of that, it comes out to about 200 cycles, full cycles — but they're typically not full, they're discharging, say, 10 or 20 percent, and there's a lot of extra redundancy. The diesel generators typically take about 30 seconds to start up and stabilize, and when you think about it, we're speccing for five minutes of battery power — so this is the way the data center engineer thinks, which is over-redundancy across the board. So that's sort of how to think about it — very different, as I said, when you start talking about batteries, and even using the term "energy storage" — that's not what we're doing. We are an energy storage device, but that's not the reason we're there — we're there just for emergency backup. And this is, by the way, just in terms of quantity — it would produce, on an adequate basis, 100 megawatts of equivalent output —

Julien Dumoulin-Smith, Jefferies

Is it able to keep that even for short duration to the full amount, or is it some portion?

Tod Higinbotham, CEO, ZincFive

No, that's exactly right, and typically even oversized to that — so if the data center nameplate capacity is 100 megawatts, they would likely buy 120 to 130 megawatts of backup, so we'd be oversized. That's one of the reasons why we have some issues when people talk about market sizing — they don't apply all the redundancy these engineers put in place. So the data center is 100 megawatts, and people ask, well, how could you sell 130? Well, that's how they speculate — because if some of the batteries don't discharge, they want more batteries, they want to cover all bases across the board. So economics catches up with the redundancy, and we end up with, like, 20 to 30% over-redundancy for the battery.

Julien Dumoulin-Smith, Jefferies

Nice, excellent. Well, look, we're starting to come up on time — what have we not asked you about here? What else stands out that we need to make sure — hey, look, let's make sure to talk about this.

Tod Higinbotham, CEO, ZincFive

Well, yeah, the main thing for me — and we always like to, we're relatively conservative, like our industry — we talk about products already out there, right? We're talking about products that we're selling, and they're in development. But when you apply this across any application out there that's power-related, we want people to understand — especially design engineers, people looking at grid and other things — that these batteries can scale up to 1,500 volts. They can be put out at any size, and things like stability of the grid and other balancing exercises — these batteries are really good for that. We have stayed focused on a very small subset of applications — I'm sure you and people listening know how many battery companies have failed, way more than have succeeded. So we've tried to stay very focused on a single set of applications, like data centers. But really, in the future, moving batteries will be deployed in large format for grid and other things like that, because the economics are proven in what we're doing. If you're in a short-duration application, you just need a lot less battery to do that. So any application out there where that's possible, we're a good potential solution. But each one of those requires development of the product itself — same battery, as Tim said, we're not redesigning the battery, but putting those into modular kits that can be built up is where we're headed next. And we think there'll be further deployment outside the data center.

Julien Dumoulin-Smith, Jefferies

Awesome, so that's great. Well, look — unless you guys have any final words — that's a nice place to call it? Best of luck in closing this up, getting that all teed up. Keep us posted on the adoption as far as it goes, and otherwise, would love to see who the strategic investors end up being and how this all comes together.

Tim Hysell, Co-Founder, Board Member, and Strategic Advisor, ZincFive

Great, Julien — thank you so much.

Julien Dumoulin-Smith, Jefferies

Yeah, our pleasure. Absolutely. You guys take care, and folks who want to be in touch, shoot me an email, and I'll see you — I'm already getting inbounds. All right, thank you. Take care.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include Spark I Acquisition Corporation, a Cayman Islands exempted company ("SPKL"), or ZincFive or their management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "potential," "budget," "may," "will," "could," "should," "continue" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the proposed business combination (the "Business Combination") contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 11, 2026 (the "Merger Agreement"), by and among SPKL, certain merger subsidiaries of SPKL and ZincFive, including the expected consummation of the transactions contemplated by the Merger Agreement, entry into the related agreements contemplated by the Merger Agreement and the terms thereof, and the expected timing to close the Business Combination; forecasts and projected financial information for fiscal year 2026; statements regarding the benefits of ZincFive products; expectations regarding the expansion of ZincFive's addressable market, end-market demand and adoption of its products; expectations regarding costs savings and profitability; projections regarding ZincFive's ability to commercialize new products and technologies, including its plan to launch new products in the future; projections of manufacturing capacity and the ability and timing to increase manufacturing capacity; plans for ZincFive's manufacturing sites and the associated benefits; expectations regarding total cost of ownership of ZincFive products; projections regarding data center growth; projections of market opportunity and market share; expectations regarding ZincFive's ability to execute its business model and the expected financial benefits of such model, including projections of revenue growth, gross margin, revenue from contracted and undelivered sales and from its pipeline of potential customers; expectations regarding ZincFive's ability to attract, retain, and expand its customer base; the capitalization of SPKL after giving effect to the proposed Business Combination; and expectations with respect to the future performance and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ZincFive's and SPKL's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ZincFive and SPKL. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of ZincFive or SPKL is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; ZincFive's ability to grow its business and expand operations, maintain relationships with customers and suppliers and retain its management and key employees; ZincFive's ability to attract and retain customers; the failure of ZincFive's products to perform as expected; the availability of raw materials and components necessary to manufacture and assemble ZincFive's products; governmental actions affecting ZincFive's China or other international operations; ZincFive's ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive's competitive landscape; the potential need for additional future financing; ZincFive's reliance on strategic partners, contract manufacturing organizations and other third parties; ZincFive's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate as a public company; the risk that shareholders of SPKL could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; and the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or SPKL. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by ZincFive, SPKL or the combined company resulting from the proposed Business Combination with the U.S. Securities and Exchange Commission (the "SEC"), including under the heading "Risk Factors." If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ZincFive nor SPKL presently know or that ZincFive and SPKL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect ZincFive's and SPKL's expectations, plans or forecasts of future events and views as of the date they are made. ZincFive and SPKL anticipate that subsequent events and developments will cause ZincFive's and SPKL's assessments to change. However, while ZincFive and SPKL may elect to update these forward-looking statements at some point in the future, ZincFive and SPKL specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing ZincFive's or SPKL's assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ZincFive, SPKL, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

Additional Information and Where to Find It

In connection with the proposed Business Combination, SPKL and ZincFive plan to file the registration statement on Form S-4 to be filed by SPKL and ZincFive related to the Business Combination (the "Registration Statement") with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of SPKL to vote on the proposed Business Combination. SPKL and ZincFive also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of SPKL as of the record date to be established for voting on the proposed Business Combination. SECURITY HOLDERS OF ZINCFIVE AND SPKL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ZincFive and SPKL once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SPKL may be obtained free of charge from SPKL at www.spark1ac.com. Alternatively, these documents, when available, can be obtained free of charge from SPKL upon written request to Spark I Acquisition Corporation, 3790 El Camino Real, Unit #570, Palo Alto, CA 94306, Attn: Chief Operating Officer, or by calling (650) 353-7082. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

SPKL, ZincFive and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SPKL in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of SPKL’s executive officers and directors in the solicitation by reading SPKL’s final prospectus related to its initial public offering filed with the SEC on October 6, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the names, affiliations and interests in the solicitation of ZincFive’s directors and executive officers will be included in the proxy statement/prospectus included in the Registration Statement when it becomes available. Information concerning the interests of SPKL’s participants in the solicitation, which may, in some cases, be different from those of SPKL’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPKL, ZincFive or the combined company resulting from the proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.